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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)
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                           PACIFIC SCIENTIFIC COMPANY
                            (NAME OF SUBJECT COMPANY)

                           PACIFIC SCIENTIFIC COMPANY
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                     694806
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                   LESTER HILL
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       620 NEWPORT CENTER DRIVE, SUITE 700
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 720-1714
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF THE PERSON FILING STATEMENT)

                                 With Copies To:

     ADAM O. EMMERICH, ESQ.                       WILLIAM J. SIMPSON, ESQ.
 WACHTELL, LIPTON, ROSEN & KATZ           PAUL, HASTINGS, JANOFSKY & WALKER, LLP
       51 WEST 52ND STREET                            695 TOWN CENTER
    NEW YORK, NEW YORK 10019                     COSTA MESA, CALIFORNIA 92826
          (212) 403-1000                               (714) 668-6200

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


          This Amendment No. 3 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 22, 1997 (as subsequently amended, the "Schedule 14D-9"), by Pacific Scientific Company, a California corporation (the "Company" or "Pacific Scientific"), relating to the tender offer made by Torque Corporation ("Bidder"), a Delaware corporation and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Kollmorgen"), to purchase 6,347,241 shares of Common Stock, including the associated rights (or such greater or lesser number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Kollmorgen and Bidder, will constitute a majority of the Common Stock outstanding on a fully diluted basis) at a price of $20.50 per share, net to the Seller in cash on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1997, and in the related Letter of Transmittal, as disclosed in a Tender Offer Statement on Schedule 14D-1, initially filed with the Commission on December 15, 1997 and as subsequently amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 2.  Tender Offer of Bidder.

          Item 2 is hereby amended and supplemented by adding thereto the following:

          On January 12, 1998, Pacific Scientific issued a press release announcing January 20, 1998 as the record date for the special meeting of shareholders to be held on February 13, 1998. A copy of the Company's press release is filed as Exhibit 28 hereto and is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation

          Item 4 is hereby amended by adding thereto the same paragraph set forth above as an amendment to Item 2.

Item 9.  Material to be Filed as Exhibits

          Item 9 is hereby amended and supplemented by adding thereto the following:

          Exhibit 28     Press Release issued by the Company on January 12, 1998

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         PACIFIC SCIENTIFIC COMPANY


Dated:  January 12, 1998                 By:/s/ Lester Hill
                                            Name:     Lester Hill
                                            Title:    Chairman, President and
                                                      Chief Executive Officer




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                                  EXHIBIT INDEX



         Exhibit 28    Press Release issued by the Company on January 12, 1998